Exhibit 99.1

Update of the declaration of the Executive Board and the Supervisory Board of SAP SE pursuant to section 161 of the German Stock Corporation Act (Aktiengesetz) on compliance with the German Corporate Governance Code

The Executive Board and the Supervisory Board of SAP SE (SAP) declare pursuant to section 161 of the German Stock Corporation Act:

The Executive Board and the Supervisory Board of SAP issued their most recent annual declaration of implementation on 29 October 2014. With the declaration they confirmed that SAP will continue to follow the recommendation stipulated in sentence 8 of section 4.2.3 of the German Corporate Governance Code on the exclusion of a so-called “repricing” of the variable compensation components for Executive Board members.

Change of the target range of the RSU Milestone Plan 2015

The RSU Milestone Plan 2015 is a variable compensation component for Executive Board members of SAP SE calculated on a long-term basis. Introduced in 2012, the plan provides for virtual shares (Restricted Share Units, or RSUs) granted on an annual basis, with the number of RSUs being subject to performance. The terms and conditions of the plan contained from the beginning provisions to eliminate any unforeseeable special effects when determining the performance. However, an elimination requires the special effect to be quantifiable. In 2014, SAP recorded an unexpected strong growth of its Cloud business. This positive development for the company resulted in non-quantifiable adverse effects for realizing the targets contained in the RSU Milestone Plan 2015. Due to the non-quantifiable effects, the Supervisory Board resolved on 12 February 2015 to leave the targets as such unchanged, but to lower the threshold that must be reached in order to avoid a forfeiture in full of the RSUs granted for a financial year for 2014 as well as already for 2015. By doing so, the fair and just nature of the plan is to be maintained in the interest of SAP SE.

In view of the aforesaid, the Executive Board and the Supervisory Board of SAP hereby also declare, by way of precaution, that the company will deviate from the recommendation stipulated in sentence 8 of section 4.2.3 of the German Corporate Governance Code. In all other respects, the declaration of implementation dated 29 October 2014 will continue to apply.

Walldorf, 12 February 2015

For the Executive Board

Bill McDermott	Luka Mucic

For the Supervisory Board

Professor Dr h.c. Hasso Plattner